HESS CORPORATION

1185 Avenue of the Americas

New York, NY 10036

JOHN P. RIELLY

Senior Vice President

  and Chief Financial Officer

(212) 536-8230

(212) 536-8502 FAX

August 8, 2014

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-1090

Re:	Hess Corporation (the Corporation)

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 28, 2014

File No. 001-01204

Response letter dated July 1, 2014

Dear Mr. Schwall:

This letter is in response to your letter of July 25, 2014. Following are our responses to your comments. For your convenience, our responses are keyed to the numbered comments in your July 25, 2014 letter.

Form 10-K for the Fiscal Year Ended December 31, 2013

Financial Statements

Supplementary Oil and Gas Data (unaudited), page 87

Reserves Audit, page 90

1.	We note your response to prior comment one, pertaining to the disclosures required to address significant changes in reserves, stating that proved reserve additions relating to extensions, discoveries and other additions in the United States resulted from “ongoing technical assessments, performance evaluations, and additional planned development activities.” Please further revise your disclosure to quantify the amounts attributable to (i) new wells and (ii) new locations. If the remaining amounts not attributable to either of these categories are significant, tell us why these additions were not reported as revisions of previous estimates. We reissue prior comment one.

•	Proved reserve additions in the United States for 2013 were all due to new wells and new locations. The Corporation will revise its disclosure in future filings on the Form 10-K to read as follows: “In 2013 proved reserve additions in the United States were 179 million barrels of crude oil, 32 million barrels of natural gas liquids and 131 million mcf of natural gas primarily from the Bakken oil shale play in North Dakota. New wells completed in 2013 added proved reserves of 19 million barrels of crude oil, 3 million barrels of natural gas liquids and 40 million mcf of natural gas. The remaining proved reserve additions are due to new well locations, primarily relating to new wells, to be drilled in the Bakken oil shale play through 2018.”

Proved Undeveloped Reserves, page 91

2.	We also understand from your response to prior comment one that proved undeveloped reserve additions and revisions in the United States relate to the same factors that contributed to the overall changes in reserves. Please further expand your disclosure to correlate those quantities comprising the net change in proved undeveloped reserves to the underlying cause for that change, such as the quantities attributable to revisions, extensions, discoveries or acquisitions, along with the tabulation provided to comply with Item 1203(b) of Regulation S-K.

•	Proved undeveloped reserve (PUD) additions in the United States for 2013 totaling 204 million barrels of oil equivalent all relate to new well locations primarily to be drilled in the Bakken oil shale play over the next five years (160 million barrels of crude oil; 29 million barrels of natural gas liquids; and 91 million mcf of natural gas). The PUD revisions in the United States totaled 92 million barrels of oil equivalent. The PUD revisions related to transfers to proven developed reserves were 42 million barrels of oil equivalent (32 million barrels of crude oil, 5 million barrels of natural gas liquids and 27 million mcf of natural gas) as a result of drilling activity. The remaining negative PUD revisions in the United States of 50 million barrels of oil equivalent (37 million barrels of crude oil, 5 million barrels of natural gas liquids and 46 million mcf of natural gas) primarily were due to the reprioritization of well locations in the drilling schedule in the Bakken oil shale play resulting in wells being moved beyond the five year period.

The Corporation believes its disclosure complies with Item 1203(b) of Regulation S-K as it discloses PUD totals at year-end, quantifies material changes including PUDs converted into proved developed reserves, investments to convert PUDs to proved developed reserves and discusses reasons why material amounts at PUDs remain undeveloped for five years. However the Corporation will revise its disclosure in future filings on Form 10-K to read as follows: “In 2013, additions and revisions in proved undeveloped reserves amounted to 123 million boe, primarily in the United States. These additions and revisions resulted from ongoing technical assessments, performance evaluations, additional planned development activities and transfers of proved undeveloped reserves to proved developed reserves. In the United States proved undeveloped reserve additions of 160 million barrels of crude oil, 29 million barrels of natural gas liquids and 90 million mcf of natural gas relate to new well locations to be drilled in the Bakken oil shale play through 2018. Revisions to proved undeveloped reserves in the United States include transfers to proven developed reserves of 32 million barrels of crude oil, 5 million barrels of natural gas liquids and 27 million mcf of natural gas as a result of drilling activity. The remaining negative proved undeveloped reserve revisions in the United States of 37 million barrels of crude oil, 5 million barrels of natural gas liquids and 46 million mcf of natural gas primarily were due to the reprioritization of well locations in the drilling schedule in the Bakken oil shale play resulting in certain wells moving beyond 2018.”

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page 92

3.	We understand from your response to prior comment two that certain tax attributes were included in computing the 2013 standardized measure for the United States and Norway that were not included in the prior year. We would like to better understand how your calculation of the standardized measure corresponds to the guidance in FASB ASC 932-235-50-31(c). Please address the following points:

•	Describe each of the tax attributes utilized for the United States and Norway standardized measures at December 31, 2013 and explain how these relate to your proved oil and gas reserves then but not in earlier periods.

•	Tell us how the timing of utilizing these tax attributes correlates with other aspects of your transition to a pure play exploration and production company, which we understand was a multi-year strategy that culminated in 2013.

•	Submit any additional details you believe would fairly distinguish your rationale in utilizing the tax attributes in 2013 but not in earlier periods from a more general change in the manner of computation.

•	On March 4, 2013, the Corporation announced its intent to transform itself into a pure play exploration and production (“E&P”) company. The initiatives outlined in the press release included plans for the Corporation to exit completely its downstream businesses by adding retail marketing, energy marketing, and energy trading to the sales process already underway for the terminal network. As part of actions taken prior to the announcement, the Corporation had previously shut down its refining facilities in the US Virgin Islands and in the state of New Jersey. The March 4th press release also included adding Indonesia and Thailand to the sales processes already underway for its Azeri and Russian E&P assets with the intent to achieve a more focused E&P portfolio. Finally, the plan anticipated monetization of its Bakken midstream assets and an increase in returns to shareholders through an increased dividend and share repurchase program.

By December 31, 2013, the Corporation had completed its divestitures of its terminals network and its energy marketing business and had commenced parallel sales and spin off processes for the retail marketing business. It had completed divestitures of the Azeri and Russian E&P assets and its Natuna asset in Indonesia while sales processes were underway for Thailand and the remainder of the Indonesian producing assets. Lastly, the board of directors had increased the annual dividend by 150% and the Corporation had begun purchasing shares under its authorized share repurchase program of up to $4 billion.

The Corporation files a consolidated U.S. federal income tax return which includes taxable gross income and deductions derived by U.S. affiliated group members from the conduct of all of their U.S. trades or businesses as well as any other gross income and corresponding deductions derived by them, e.g., dividends from foreign subsidiaries. Reflecting the integrated business model, the U.S. consolidated return has historically included income from the E&P and downstream businesses as well as corporate and interest expenses. Subject to numerous special rules and limitations, ordinary trade or business tax deductions ultimately become “fungible” and can offset gross income across business lines. For example, drilling and development costs from an E&P asset can offset income from convenience store sales in the retail marketing business either in a separate company taxable income calculation or ultimately in consolidation. Hence, deductions, credits, and other tax allowances can become attributes of a separate member of the affiliated group or of the affiliated group itself. This is especially true in the case of capitalized costs, such as intangible drilling costs, loss carryforwards, and other credits and allowances, for example, the minimum tax credit carryforward.

ASC 932-235-50-31(c) provides, “The future income tax expenses shall give effect to tax deductions and tax credits and allowances relating to the entity’s proved oil and gas reserves.” The determination of which, if any, of a consolidated return group’s fungible deductions arising in the consolidation of E&P, downstream, corporate, and borrowing activities are attributable to proved oil and gas reserves requires judgment by management.

By December 31, 2013, the Corporation had made significant progress on its transformation plan and had generated projections of the U.S. affiliated group’s consolidated cash tax position as a pure play E&P company. This modeling revealed a significantly deferred U.S. cash tax horizon resulting from cost recovery deduction for expenditures capitalized in prior years, offsetting of income generated by mature E&P assets with the excess deductions generated from E&P assets in the development stage, and projected corporate and interest expense deductions. Given that the production of U.S. E&P proved reserves would comprise a greater proportion of the U.S. affiliated group’s consolidated taxable income, the Corporation considered how to apply the principles of ASC 932-235-50-31(c) in a manner that would generate a cash tax profile that one would reasonably expect of similarly situated proved oil and gas reserves held by a pure play E&P company, absent the benefit of any deductions unrelated to proved reserves. Therefore in 2013, the Corporation computed income taxes on the U.S. proved reserves by creating a taxable income calculation consolidating the activities of all U.S. proved reserves and attributing to that calculation the portion of the U.S. affiliated group’s fungible tax attributes highly correlated to the development of those proved reserves. In 2012 we generally did not include fungible tax attributes in our standardized measure calculation since we were an integrated company with two business segments and these attributes could have been utilized by either segment.

The Corporation included the following attributes resulting from historical development expenditures of the proved reserves included in the Standardized Measure disclosure for 2013: tax basis in a notional net operating loss carryforward largely attributable to deducted intangible drilling costs, unamortized capitalized intangible drilling costs, and undepreciated tangible property. Carryforward tax attributes included in the U.S. E&P proved reserve consolidated tax calculation for 2013 represent only a portion of total attributes available to the Corporation.

In 2012, the U.S. income tax calculation for the Standardized Measure disclosure did not apply the impact from a full tax consolidation of activities from proved reserves and generally did not include fungible attributes available for utilization against income from non E&P business lines, which therefore yielded a nearer term cash tax horizon.

With regard to Norway, the Corporation included the following attributes resulting from historical development expenditures of the proved reserves included in the Standardized Measure disclosure in 2013: an entity level notional net operating loss carryforward, and asset level unrecovered capital expenditures and future deduction of capital allowance uplift. The notional net operating loss excludes that portion of the Hess Norge legal entity net operating loss comprised of interest expense deductions. In 2012, the Norway proved reserves income tax calculation included asset level attributes of unrecovered capital expenditures and future deduction of capital allowance uplift and did not include any legal entity level net operating loss carryforward, reflecting the former asset level calculation of income taxes for the standardized measure disclosures. The change was made in 2013 to be more consistent with the U.S. calculations.

* * * * * * *

As requested by the Staff, we acknowledge the following:

•	The Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be happy to provide you with any additional information to assist you with your review. In addition, please do not hesitate to contact me at (212) 536-8230 with any questions.

Sincerely yours,

/s/ John P. Rielly
John P. Rielly
Senior Vice President and
Chief Financial Officer

cc:	Michael Fay

Karl Hiller

Caroline Kim

Tim Levenberg